Akari Therapeutics, Plc

401 East Jackson Street, Suite 3300

Tampa, FL 33602

May 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akari Therapeutics, Plc
Request to Withdraw Draft Registration Statement on Form S-1
Filed May 8, 2026
File No. 333-295729

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Akari Therapeutics, Plc (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-295729), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date thereafter. The Registration Statement was filed with the Commission on May 8, 2026.

The Company is requesting withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered thereby at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold pursuant to the Registration Statement. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this request to the undersigned.

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Abizer Gaslightwala
Name:	Abizer Gaslightwala
Title:	President and Chief Executive Officer